Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 2
DATED OCTOBER 20, 2009
TO THE PROSPECTUS DATED AUGUST 24, 2009
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 2 supersedes and replaces in its entirety Supplement No. 1, dated October 16, 2009, and supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated August 24, 2009.  Unless otherwise defined in this Supplement No. 2, capitalized terms used herein have the same meanings as set forth in the prospectus.

Prospectus Summary

The following updates the section of the prospectus captioned “Prospectus Summary  – Distribution Policy,” which begins on page 14, and all other similar discussions throughout the prospectus.

Distribution Policy

On October 14, 2009, our board of directors declared distributions payable to stockholders of record each day beginning on the close of business on October 15, 2009 through the close of business on December 31, 2009, plus an additional distribution to all stockholders of record on October 14, 2009.  Distributions will be paid monthly in arrears as follows:

OCTOBER 2009

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For stockholders of record between October 15 and October 31, 2009, distributions to be paid will equal a daily amount that, if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a purchase price of $10.00 per share, calculated at a rate of $0.00164384 per share per day.

•

For stockholders of record on October 14, 2009, an additional distribution will be paid in an amount equal to $0.02301376 per share, which equates to $0.00164384 per day for the first fourteen days of October.

•

Distributions declared for the month of October will be paid on November 3, 2009.

NOVEMBER and DECEMBER 2009

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For stockholders of record between November 1, 2009 and November 30, 2009, distributions to be paid will equal a daily amount that if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a purchase price of $10.00 per share, calculated at a rate of $0.00164384 per share per day to be paid on December 3, 2009.

•

For stockholders of record between December 1, 2009 and December 31, 2009, distributions to be paid will equal a daily amount that if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a purchase price of $10.00 per share, calculated at a rate of $0.00164384 per share per day to be paid on January 4, 2010.

We will not use any of the net proceeds from the offering to fund these distributions.

We intend to continue paying distributions for future periods in the amounts and at times as determined by our board.  We anticipate that some or all of the monies needed to pay these distributions will be funded from capital contributions that our sponsor, IREIC, has advised us that it intends to fund.  IREIC will not receive any additional shares of our common stock for making any of these contributions.  IREIC previously invested $200,000 at the time of our formation.  We will not use any of this contribution to fund distributions.  There is no assurance that IREIC will continue to contribute monies to fund future distributions.  See also “Risk Factors – Risks Related to Our Business – The amount and timing of distributions may vary.  We may pay distributions from the proceeds generated by borrowings.”

Questions and Answers About the Offering

The following question and answer have been inserted to the section of the prospectus captioned “Questions and Answers About the Offering,” immediately preceding the question “What competitive advantages does the company achieve through its relationship with Inland?” which is on page 22.

Q:

What do you think distinguishes the company from most other unlisted REITs?

A:

In general, we believe our structure is distinguishable in some important ways:

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the company will not use offering proceeds to pay cash distributions as stated in our prospectus, with no caveats;

•

unlike other unlisted REITs, our Business Manager will be paid no acquisition fees;

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our business management fee is graduated, so that the maximum can only be paid if the distributions are at a rate of at least 7%, and the Business Manager will receive no fee whatsoever if the distributions are not at a rate of at least 5% (the distribution is calculated as an easy-to-understand average annualized rate); and

•

we believe that our total fees are among the lowest paid by unlisted REITs.

See “Compensation Table” for a discussion of the compensation we will pay, or expect to pay, to affiliates of IREIC.  See also “Risk Factors.”

Prior Performance of IREIC Affiliates

The following discussion updates the section of the prospectus captioned “Prior Performance of IREIC Affiliates – Prior Investment Programs,” which begins on page 82.

Prior Investment Programs

Domestic and international real estate markets have, for the last twelve months, experienced significant liquidity restraints caused by numerous factors.  The commercial real estate industry in particular, has experienced, among other things, a decline in the demand for space and defaults by tenants leasing space leading to declining occupancies, a slowing in the rate at which new leases are signed as well as a decline in rental rates associated with the new leases resulting in reduced projected cash flows and potentially lower asset values.  As noted below, Inland Western and Inland American have been impacted by these factors, although the degree to which these factors will impact long term value and performance is difficult to estimate.

The information set forth below regarding Inland Western and Inland American is derived from the reports filed by these entities with the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended, including without limitation the Quarterly Report on Form 10-Q as of and for the period ending June 30, 2009, filed by Inland Western on August 12, 2009 (referred to herein as the “Western 10-Q”), and the Quarterly Report on Form 10-Q as of and for the period ending June 30, 2009, filed by Inland American on August 14, 2009 (referred to herein as the “American 10-Q”).

The following discussion updates the section of the prospectus captioned “Prior Performance of IREIC Affiliates – Publicly Registered REITs,” which begins on page 85.

Publicly Registered REITs

Inland Western Retail Real Estate Trust, Inc.  The following discussion updates the existing discussion of Inland Western, which begins on page 86 of the prospectus.

Investor Update.  Inland Western currently pays quarterly distributions.  Inland Western has paid a total of $0.175 in distributions per share to date in calendar year 2009, including the distributions described below.  Inland Western explained that this equates to a 1.75% annualized return based on a purchase price of $10.00 per share.  On March 19, 2009, Inland Western’s board of directors declared a first quarter 2009 distribution equal to $0.048783 per share, payable to stockholders of record as of March 19, 2009. On June 9, 2009, the board of directors declared a second quarter 2009 distribution equal to $0.05 per share, payable to stockholders of record as of June 22, 2009.  Finally, as stated on the Current Report on Form 8-K/A filed by Inland Western on October 9, 2009, the board of directors declared a third quarter 2009 distribution equal to $0.025 per share, payable on October 12, 2009, to stockholders of record as of September 30, 2009.  As each distribution is determined quarterly by Inland Western’s board of directors, the annualized yield is not necessarily indicative of future distributions.

For the purpose of reporting account values on an annual basis under the Employee Retirement Income Security Act (“ERISA”), as of December 31, 2008, the Inland Western board of directors estimated the ERISA value of shares of Inland Western at $8.50 per share, which Inland Western explained in its filings reflected, among other things, the impact of adverse trends in the economy and the real estate industry.  In connection with the estimate of the ERISA share value, Inland Western amended its distribution reinvestment program (referred to herein as the “Western DRP”), effective March 1, 2009, solely to modify the purchase price.  Additional shares of Inland Western stock purchased under the Western DRP on or after March 1, 2009, will be purchased at a price equal to $8.50 per share.  In addition, Inland Western suspended its share repurchase program, until further notice, on October 22, 2008.

Changes in Economic Conditions.  In the Western 10-Q, Inland Western noted that adverse changes in general or local economic conditions could result in the inability of some of its tenants to meet their lease obligations and could otherwise adversely affect its ability to attract or retain tenants.

According to the Western 10-Q, Inland Western has generally averaged an historical occupancy rate in its shopping center portfolio equal to 94.7%.  As of June 30, 2009, the occupancy rate was approximately 86%.  Inland Western has stated that the decline was, in large measure caused by the bankruptcies of Circuit City, Linens ‘n Things and Mervyn’s.  Notwithstanding, during the six months ended June 30, 2009, Inland Western executed 85 new leases for an aggregate 590,841 square feet, including the re-leasing of one Circuit City, three Mervyn’s and seven Linens ‘n Things locations.  These leases have been signed with national tenants including:  T.J. Maxx, Ross Dress for Less, Best Buy and Kohl’s.  According to the Western 10-Q, Inland Western was in active negotiations on the majority of the remaining vacant big-box spaces resulting from these bankruptcies.  As of June 30, 2009, Inland Western had re-leased 14% of the vacated spaces and had received letters of intent or was in various stages of lease negotiations on an additional 60% of these vacated spaces.

Inland Western has approximately $969.7 million of indebtedness maturing during 2009, approximately $1.5 billion maturing during 2010 and approximately $1.2 billion maturing between 2011 and 2013.  According to the Western 10-Q, Inland Western’s mortgage loans outstanding as of June 30, 2009 were approximately $4.2 billion (of which approximately $56.4 million was recourse to Inland Western) and bore interest at a weighted average rate equal to 4.98% per annum.  Of this amount, approximately $3.9 billion bore interest at fixed rates ranging from 3.99% to 9.12% per annum and a weighted average fixed rate of 5.11% per annum.  The remaining approximately $239.9 million of outstanding indebtedness represented variable rate loans with a weighted average interest rate of 2.92% per annum.  Properties with a net carrying value of approximately $5.9 billion at June 30, 2009 and related tenant leases are pledged as collateral.

During the six months ended June 30, 2009, Inland Western obtained mortgage payable proceeds of approximately $129.2 million and made mortgage payable repayments of approximately $201.5 million. Included in these amounts were approximately $117.9 million of mortgage debt refinanced to new borrowed amounts of approximately $86.6 million, new mortgages payable of approximately $42.6 million and repayments of approximately $83.6 million. The new mortgages payable that Inland Western entered into during the six months ended June 30, 2009 bear interest at rates ranging from 1.71% to 7.75% per annum, and mature within three to ten years. The stated interest rates of the loans repaid during the six months ended June 30, 2009 ranged from 1.86% to 5.50% per annum.  Of the remaining $866.6 million of Inland Western’s mortgage debt maturing in 2009, approximately $496 million matures in the third quarter and approximately $370.6 million matures in the fourth quarter of 2009.

During the period from July 1, 2009 through August 12, 2009, the date of the Western 10-Q filing, Inland Western obtained mortgage payable proceeds of approximately $56.1 million and made mortgage payable repayments of approximately $84.8 million. Included in these amounts were approximately $54.8 million of mortgage debt refinanced to new borrowed amounts of approximately $63.3 million, new mortgages payable of approximately $1.3 million, and repayments of approximately $21.5 million. The new mortgages payable have interest rates ranging from 1.71% to 8.00% per annum and maturities from two to ten years. The stated interest rates of the loans repaid during the six months ended June 30, 2009 ranged from 1.86% to 5.09% per annum.  In addition, during this period, Inland Western had approximately $41.3 million of mortgage debt that had matured as of June 30, 2009, approximately $20.5 million of which was refinanced and approximately $20.5 million of which was in the process of being extended as of the date of the Western 10-Q filing.

Impairments.  Inland Western’s policies with respect to impairments, and the impairments recorded for the six months ended June 30, 2009 and the year ended December 31, 2008, are explained in more detail below.

Investment Properties.  Inland Western’s investment properties, including developments in progress, are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Impairment indicators are assessed separately for each property and include, but are not limited to, significant decreases in property net operating income and occupancy percentages.  Impairment indicators for developments in progress are assessed by project and include, but are not limited to, significant changes in project completion dates, development costs and market factors.  If an indicator of potential impairment exists, the asset would be tested for recoverability by comparing its carrying value to the estimated future undiscounted operating cash flows, which is based upon many factors which require us to make difficult, complex or subjective judgments.  These assumptions include, but are not limited to, projecting vacancy rates, rental rates, operating expenses, lease terms, tenant financial strength, economic factors, demographics, property location, capital expenditures and sales value.  An investment property is considered to be impaired when the estimated future undiscounted operating cash flows are less than its carrying value.

During the six months ended June 30, 2009, Inland Western recorded asset impairment charges for two multi-tenant retail properties and one single-user retail property in an aggregate amount equal to $37.3 million.  During the year ended December 31, 2008, Inland Western recorded asset impairment charges for six single-user retail properties, three multi-tenant retail properties, one single-user office property and one consolidated joint venture operating property in an aggregate amount equal to $80 million.

Marketable Securities.  Inland Western classifies its investments in marketable securities as “available-for-sale” and they accordingly are carried at fair value, with unrealized gains and losses reported as a separate component of shareholders’ equity.  Declines in the value of these investments in marketable securities that Inland Western determines are other-than-temporary are recorded as recognized loss on marketable securities.  To determine whether an impairment is other-than-temporary, Inland Western considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary, among other things.  Evidence considered in this assessment includes the nature of the investment, the reasons for the impairment (i.e. credit or market related), the severity and duration of the impairment, changes in value subsequent to the end of the reporting period and forecasted performance of the investee.  All available information is considered in making this determination with no one factor being determinative.  As of June 30, 2009 and December 31, 2008, Inland Western had investments in marketable securities equal to approximately $127.3 million and $118.4 million, respectively.  For the six months ended June 30, 2009 and the year ended December 31, 2008, Inland Western recorded approximately $24.8 million and $160.3 million, respectively, in impairment charges against its marketable securities portfolio.

Notes Receivable.  Inland Western’s notes receivable relate to real estate financing arrangements and bear interest at market rates based on the borrower’s credit quality and are initially recorded at face value.  A note is impaired if it is probable that Inland Western will not collect all principal and interest contractually due. The impairment is measured based on the present value of expected future cash flows discounted at a current market rate or on the fair value of the collateral when foreclosure is probable. Inland Western does not accrue interest when a note is considered impaired. As of June 30, 2009, the full amount of one of Inland Western’s notes receivable, with an aggregate balance of $16.9 million, was recorded as impaired.

Joint Ventures. Inland Western’s investments in unconsolidated joint ventures are reviewed for potential impairment, in addition to impairment evaluations of the individual assets underlying these investments, whenever events or changes in circumstances warrant such an evaluation.  During the year ended December 31, 2008, Inland Western recorded approximately $3.5 million in impairment charges against its investment in unconsolidated joint ventures.

Sale of Assets.  According to its filings, during the six months ended June 30, 2009, Inland Western closed on the sale of four assets, aggregating 1,142,400 square feet, for a total sales price of approximately $226.6 million.  The aggregated sales resulted in the extinguishment of approximately $141.3 million of debt.  See also “Appendix A – Table V” for additional information regarding Inland Western’s sales.

Inland American Real Estate Trust, Inc. The following discussion updates the existing discussion of Inland American, which begins on page 87 of the prospectus.

Investor Update. Inland American currently pays monthly distributions.  Beginning with the distribution for the month of January 2009, and through the distribution for the month of September 2009, Inland American has paid cash distributions at a rate equal to $0.50 per share on an annualized basis, which equates to a 5% annualized yield on a purchase price of $10.00 per share.  As Inland American was reaching the 5% limit of shares that it was permitted to redeem under its share repurchase program, its board of directors voted to suspend the program until further notice, effective March 30, 2009. Inland American has stated that this action allows it to, among other things, maintain a strong cash position to meet any financial challenges arising in an uncertain economy.

Changes in Economic Conditions.  In the American 10-Q, Inland American reviewed the occupancy rates of each of its property segments at June 30, 2009.  As June 30, 2009, the economic occupancy of Inland American’s retail segment was 93%.  As of June 30, 2009, Inland American’s retail portfolio contained only seven retailers, renting approximately 133,210 square feet, that had filed for bankruptcy protection; Inland American stated that it did not believe these bankruptcies would have a material adverse effect on its results of operations, financial condition and ability to pay distributions.  With respect to Inland American’s lodging segment, as of June 30, 2009, the revenue per available room was $77.00, the average daily rate was $120.00 and the occupancy was 64%.  As stated in the American 10-Q, Inland American believes the decreases in these figures since June 30, 2008 were primarily a result of the current economic slowdown that has affected all industries and travel segments.  As of June 30, 2009, the economic occupancy of its office segment was 96%, the economic occupancy of its industrial segment was 97% and economic occupancy of its multi-family segment was 89%.

As of June 30, 2009, Inland American had approximately $89.3 million and $814.3 million in mortgage debt maturing in 2009 and 2010, respectively. As stated in the American 10-Q, as of June 30, 2009, Inland American was negotiating a refinancing of the maturing debt with the existing lenders at terms that will most likely require Inland American to, among other things, pay higher interest costs, which will require Inland American to use a portion of its cash balance to pay down existing principal balances. In the American 10-Q, Inland American stated that it anticipates being able to repay or refinance all of its debt on a timely basis, and believes that it has adequate sources of funds to meet its short term cash needs.

As stated in the American 10-Q, certain of Inland American’s joint ventures, in which it had invested approximately $512.4 million as of June 30, 2009, were experiencing longer lease-up timelines and generating lease rates less than originally expected.  The development joint ventures also have construction loans from third parties that could mature before the completion of the development.  Inland American advised that these lenders might not be willing to extend their loans or extend on terms acceptable to Inland American or its partners.  Inland American stated that it anticipated that the entities will be able to repay or refinance all of their debt on a timely basis; however, the debt maturities of the entities are not recourse to Inland American and Inland American had no obligation to fund as of June 30, 2009.

Impairments.  Inland American’s policies with respect to impairments, and the impairments recorded for the six months ended June 30, 2009 and the year ended December 31, 2008, are explained in more detail below.

Assets.  Inland American assesses the carrying values of its respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Recoverability of the assets is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows. In order to review its assets for recoverability, Inland American considers current market conditions, as well as its intent with respect to holding or disposing of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third party appraisals, where considered necessary. If Inland American’s analysis indicates that the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, Inland American recognizes an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.  During the year ended December 31, 2008, Inland American determined that one development was impaired and recorded a $20 million impairment.  Additionally, as of December 31, 2008, Inland American recorded an impairment charge of approximately $13.8 million in relation to the sale of a property.

Marketable Securities.  Inland American classifies its investment in securities in one of three categories: trading, available-for-sale, or held-to-maturity.  Trading securities are bought and held principally for the purpose of selling them in the near term.  Held-to-maturity securities are those securities which Inland American has the ability and intent to hold until maturity.  Available-for-sale securities are all securities other than trading securities and held-to-maturity securities.  Declines in the market value of any available-for-sale or held-to-maturity security below cost that Inland American deems to be other-than-temporary are recorded as impairments and reduce the carrying amount to fair value.  To determine whether an impairment is other-than-temporary, Inland American considers whether it has the ability and intent to hold the investment until a market price recovery and whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary.  Evidence considered in this assessment include declines in the REIT and overall stock market relative to Inland American’s security positions, the estimated net asset value of the companies Inland American invests in relative to their current market prices and future growth prospects and outlook for companies.  As of June 30, 2009 and December 31, 2008, Inland American had investments in marketable securities equal to approximately $249.2 million and $229.1 million, respectively.  For the six months ended June 30, 2009 and the year ended December 31, 2008, Inland American recorded approximately $4.1 million and $246.2 million, respectively, in impairments against its marketable securities portfolio.  In addition, for the year ended December 31, 2008, Inland American recorded approximately $51.4 million in impairments against the total amount of its investment in Feldman Mall Properties, Inc.

Notes Receivable.  Inland American’s notes receivable consist of installment notes from unrelated parties and installment notes assumed in Inland American’s merger with Winston Hotels, Inc.  The notes are secured by mortgages on land, shopping centers and hotel properties and guaranteed by the sponsors.  A note is impaired if it is probable that Inland American will not collect on all principal and interest contractually due.  The impairment is measured based on the present value of expected future cash flows discounted at the note’s effective interest rate.  Inland American does not accrue interest when a note is considered impaired.  When ultimate collectibility of the principal balance of the impaired note is in doubt, all cash receipts on the impaired note are applied to reduce the principal amount of the note until the principal has been recovered.  As of June 30, 2009, some of Inland American’s mortgage notes receivable, with an aggregate outstanding balance of approximately $289 million, were considered impaired.  Inland American evaluates the collectibility of the notes, including an evaluation of the fair value of the collateral, which includes the review of third party appraisals.  Inland American determined that the fair value of the collateral was, as of June 30, 2009, in excess of the outstanding note receivable balance, except for three loans for which Inland American recorded approximately $14.2 million in impairments.

Joint Ventures.  Inland American reviews its investments in joint ventures for potential declines in fair value or impairment.  Impairments are recorded on joint ventures if a decline in the value of the investment has occurred that is considered to be other than temporary, without ability to recover or sustain operations that would support the value of the investment.  The valuation analysis considers the investment positions in relation to the underlying business and activities of Inland American’s investment.  As of June 30, 2009 and December 31, 2008, Inland American had investments in unconsolidated entities equal to approximately $512.4 million and $742.5 million, respectively.  For the six months ended June 30, 2009 and the year ended December 31, 2008, Inland American recorded impairments on its joint venture investments (including development joint ventures) in an amount equal to $31.1 million and $10.6 million, respectively.

Management

The following discussion supersedes the first paragraph of the section of the prospectus captioned “Management – Board of Directors,” which is located on page 96.

Board of Directors

We operate under the direction of our board of directors, which is responsible for managing and controlling our business affairs.  The board has retained Inland Diversified Business Manager & Advisor, Inc. to serve as our Business Manager and to manage our day-to-day operations.  Our charter and bylaws provide that the number of our directors may be established by a majority of the entire board of directors but may not be more than eleven.  The charter further provides that the majority of our directors must be “independent,” except for a period of up to sixty days after the death, removal or resignation of an independent director, pending the election of that independent director’s successor.  An “independent director” is a director who: (1) is not associated, and has not been associated within the two years prior to becoming an independent director, directly or indirectly (including through any family affiliation), with our sponsor, our Business Manager or any of their affiliates, whether by ownership of, ownership interest in, employment by, any material business or professional relationship with or as an officer or director of the sponsor, the Business Manager or any of their affiliates; (2) has not served, or is not serving, as a director for more than three other REITs originated by our sponsor or advised by our Business Manager or any of its affiliates; and (3) performs no other services for us, except as a director.

The following discussion supplements the section of the prospectus captioned “Management – Our Directors and Executive Officers,” which begins on page 100.

Our Directors and Executive Officers

On October 14, 2009, our board of directors voted to increase the size of the board from five to seven persons, and elected Mr. Lazarus and Mr. Gerald W. Grupe to fill those vacancies and serve as directors, effective immediately, until the next annual meeting of the stockholders or until their successors are duly elected and qualify.  The biography of Mr. Lazarus is set forth on page 102 of the prospectus, and the biography of Mr. Grupe is set forth below.

Gerald W. Grupe, age 70, an independent director, founded Ideal Insurance Agency, Inc., serving as president and chief executive officer from June 1980 to June 2009. Ideal provides insurance program administration, claims administration and related services to public and quasi-public entities in Illinois, including representing the Volunteer Firemen’s Insurance Services, for which Mr. Grupe served as regional director from June 1974 to June 2009.  Mr. Grupe retired from Ideal in June 2009.  In addition, Mr. Grupe served as the chairman of the board of the Illinois Public Risk Fund from 1984 to June 2006 and served as its treasurer from June 2006 to June 2009.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution – Representations and Warranties in the Subscription Agreement,” which begins on page 208.

Representations and Warranties in the Subscription Agreement

All investors, or the persons authorized to sign on their behalf, regardless of the state of residence, must initial each of the representations and warranties contained in the subscription agreement.

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which ends on page 212.

Status of the Offering

As of September 28, 2009, we had satisfied our minimum offering requirements in all states except Pennsylvania and Tennessee.  With the exception of subscription proceeds received from residents of Pennsylvania and Tennessee, all subscription proceeds have been released from the escrow account maintained by our third-party escrow agent.

The following table provides information regarding the shares sold in our initial public offering as of October 15, 2009.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	439,945	4,378,346.03	418,574.60	3,959,771.43

Shares sold pursuant to our distribution reinvestment plan:	–	–	–	–
	459,945	$4,578,346.03	$418,574.60	$4,159,771.43

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

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